Exhibit 10.4

February 1, 2010

Jack Lu

(Delivery by email)

Dear Jack:

On behalf of UTStarcom, Inc. (“UTStarcom” and together with its subsidiaries, the “Company”), we are pleased to offer you the position of Chief Executive Officer of UTStarcom effective on the later of June 30, 2010 or three months following the closing of the sale of common stock by UTStarcom to Beijing E-Town International Investment and Development Co., Ltd., Ram Max Group Limited and Shah Capital Management for an aggregate consideration of approximately $48.5 million in cash (the “Investment”).  You will commence employment on the date the Investment closes (your “Start Date”) and will serve as UTStarcom’s Senior Vice President and Chief Operating Officer until you become the Chief Executive Officer.

The key elements of your employment terms are as follows:

Location:  You will primarily perform your services in Beijing, China, though you will be expected to travel as necessary to perform your duties.

At-Will Employment:  You and UTStarcom agree that your employment with the Company will be “at-will” employment and may be terminated at any time with or without cause or notice.  You understand and agree that neither your job performance nor promotions, commendations, bonuses or the like from the Company will give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of your employment term with the Company.  However, as described in this offer letter, you may be entitled to severance benefits depending on the circumstances of Executive’s termination of employment with the Company pursuant to the Severance Agreement (as defined below).

Base Salary:  Your starting annual base salary will be RMB 2,726,653 (pre-tax), with a 12 month pay schedule per year. Your base salary will be reviewed on an annual basis.  Such reviews will not automatically result in an adjustment to your base salary.  Once you have become the Chief Executive Officer, your annual base salary will be increased to RMB 3,067,485 (pre-tax).  The decision to make any subsequent adjustment to your base salary will be in the full discretion of the Compensation Committee of the Board of Directors of UTStarcom (the “Compensation Committee”).

Signing Bonus:  You will receive a one-time bonus of US$20,000.00, less applicable tax withholding, payable upon the first payroll period following your Start Date.

Annual Performance Bonus:  On an annual basis, you will be eligible for a performance target bonus of 80% of your base salary (the “Annual Bonus”) based upon achievement of Company and individual performance objectives determined by the Compensation Committee.  Once you become the Chief Executive Officer, your target Annual Bonus will increase to 100% of your base salary.

Equity Award:  At its next meeting after your Start Date at which equity grants are considered for approval, that you be granted an award of 300,000 shares of restricted UTStarcom common stock (the “Initial Restricted Stock Award”), which will vest over a four (4) year period. One quarter of the shares will vest on the first anniversary of the date of grant, and then one-quarter of the shares will vest annually thereafter, subject to your continuing to provide services to the Company through each applicable vesting date.  In all other respects, the Initial Restricted Stock Award will be subject to the terms and conditions of UTStarcom’s 2006 Equity Incentive Plan (the “Plan”) and form of agreement approved by the Compensation Committee for restricted stock grants under the Plan.

After you become the Chief Executive Officer, we will recommend to the Compensation Committee in January 2011 that you be granted additional equity awards covering 1,000,000 shares of UTStarcom common stock in January 2011, subject to you continuing to provide services to the Company through that time.  The additional equity awards would be granted pursuant to the Plan and subject to the form of applicable award agreements adopted by UTStarcom for use under the Plan as follows:

•                  300,000 shares of Restricted Stock.  One quarter of the shares would vest on the first anniversary of the date of grant, and then one-quarter of the shares would vest annually thereafter, subject to your continuing to provide services to the Company through each applicable vesting date.

•                  300,000 Restricted Stock Units (RSU’s).  One quarter of the RSU’s would vest on the first anniversary of the date of grant, and then one-quarter of the RSU’s would vest annually thereafter, subject to your continuing to provide services to the Company through each applicable vesting date.

•                  400,000 Stock Options.  One quarter of the shares subject to the option would vest on the first anniversary of the date of grant, and then 1/36 of the remaining shares subject to the option would vest monthly thereafter, subject to your continuing to provide services to the Company through each applicable vesting date.

The decision to make any equity grant, as well as the terms of any such award, will be in the full discretion of the Compensation Committee.

Involuntary Termination Agreement:  Upon commencing your employment hereunder, you and the Company will execute the Involuntary Termination Severance Agreement attached hereto as Exhibit A (the “Severance Agreement”).  The terms of the Severance Agreement will be inclusive of, and satisfy all the Company’s severance obligations after the termination of your contract of employment, including, without limitation, any severance to which you may be entitled pursuant to applicable law.

Financial Planning benefit:  The Company will cover up to RMB 34,100 per year of costs incurred by you in obtaining comprehensive financial planning and investment management services to assist you in understanding your financial picture and estate planning and insurance needs.  Covered services include retirement planning, education funding, portfolio risk management, concentrated stock and employee stock option management, 10b5-1 design, income and asset protection, estate planning and philanthropic gifting.  While we have made special arrangements for these services to be provided by Merrill Lynch, you can use any provider of your choice.  This is considered a taxable benefit.

Car and Driver:  You will be provided a car and driver in Beijing through the Company’s car fleet.

Other Benefits:  During the term of your employment, you will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other senior executives of the Company.  The Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time.

Taxes:  You will be responsible for the payment of the individual income taxes and the Company will deduct all taxes as is required by applicable law.

Confidentiality Agreement: You will be required to execute UTStarcom’s Employment, Confidential Information and Invention Assignment Agreement attached hereto as Exhibit B (the “Confidentiality Agreement”).

Non-Competition: You agree that during the course of your employment, and for a period of twelve (12) months immediately following the termination of your employment with the Company (“Restricted Period”) for whatever reason (whether you resign voluntarily or are terminated by the Company involuntarily), you will not, without the prior written consent of the Company, whether paid or not: (i) serve as a partner, principal, licensor, licensee, employee, consultant, officer, director, manager, agent, affiliate, representative, advisor, promoter, associate, investor, or otherwise for, (ii) directly or indirectly, own, purchase, organize or take preparatory steps for the organization of, or (iii) build, design, finance, acquire, lease, operate, manage, control, invest in, work or consult for or otherwise join, participate in or affiliate yourself with (a) any business that is a competitor of the Company at the time of your termination or was a competitor of the Company during the course of your employment or (b) any business that competes for any of the same customers of the Company that you had direct interaction with during the course of your employment with the Company (“Competitive Business”).  During the Restricted Period, the Company will pay you an amount equal to 30% of your base salary as in effect on the date of your termination in accordance with the Company’s normal payroll practices.

The foregoing covenant shall cover your activities in every part of the Territory.  “Territory” means (i) the province in China where you are employed by the Company; (ii) all states of the United States of America from which the Company derived revenue at any time during the three-year period prior to the date of the termination of your relationship with the Company, and (iii) all other province, state, city or other political subdivision of each country from which the Company derived revenue at any time during the three-year period prior to the date of the termination of your relationship with the Company.  Notwithstanding the foregoing, you may still acquire an ownership interest, directly or indirectly, of not more than 1% of the outstanding securities of any corporation that is a Competitive Business and which is listed on any recognized securities exchange or traded in the over the counter market in the United States; provided, that such investment is completely passive and you are not involved in the management or operations of such corporation.  Should you obtain other employment, whether or not competitive with the business of the Company, within twelve (12) months immediately following the termination of your relationship with the Company, you agree to provide written notification to the Company as to the name and address of your new employer, the position you expect to hold, and a general description of your duties and responsibilities, at least three (3) business days prior to starting such employment.

You acknowledge that you will derive significant value from the Company’s agreement to provide you with the Confidential Information (as defined in the Confidentiality Agreement) to enable you to perform your duties for the Company successfully and that but for your commitments, the Company would not have disclosed such Confidential Information to you.  You further acknowledge that your fulfillment of the obligations contained in this offer letter, including, but not limited to, your obligation neither to disclose nor to use the Company’s Confidential Information other than for the Company’s exclusive benefit and your obligations not to compete and not to solicit contained herein and in the Confidentiality Agreement provide no more protection than is reasonable and necessary to protect the Company’s Confidential Information, and to preserve the value and goodwill of the Company.  You also acknowledge that the time, geographic and scope limitations of your obligations under these covenants not to compete and not to solicit are fair and reasonable in all respects, especially in light of the Company’s need to protect its Confidential Information and the international scope and nature of the Company’s business, and that you will not be precluded from gainful employment if you are obligated not to compete with the Company or solicit its customers, employees or others during the period and within the Territory as described above.  These covenants not to compete and not to solicit will be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision in which the Company currently engages in its business or, during the term of your employment, becomes engaged in its business.  Except for geographic coverage, each such separate covenant will be deemed identical in terms to the covenant contained in this section and the Confidentiality Agreement.  If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this offer letter and/or the Confidentiality Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced.  In the event that the provisions of the covenant not to compete or not to solicit are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by applicable law.

Governing Law:  This offer letter will be governed by the laws of Hong Kong, with the exception of its conflict of laws provisions.

Miscellaneous: This offer is contingent upon the signing the Severance Agreement and Confidentiality Agreement.  The foregoing terms supersede any prior discussions, oral or written, which we have had relating to your employment and the other matters discussed in this letter.

We ask that you indicate your consent and approval of the provisions of your offer letter by signing the acknowledgment below.

We are pleased that you have chosen to become part of the UTStarcom team, and wish you the very best as you begin your employment with UTStarcom.

If you have any questions, please feel free to contact me at 1-510-864-8800.

Yours Sincerely,

Peter Blackmore

Chief Executive Officer and President

/s/ PETER BLACKMORE

I accept the terms and conditions of this offer letter, and I understand that it replaces those of any earlier offers of employment (if any), including without limitation, prior versions of this offer letter.

Signed:	/s/ JACK LU

Print Name: Jack Lu